■ EX-99.1.
FY2007 CEO Forum

2008 CEO Forum 2008. 1.10.

2007 Operating Results Activities & Accomplishments 2 1 2008 Business Plan 3 Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Production/Sales ? Consolidated crude steel production of 33 million ton ? Production up due to completion of FINEX & full operation of Zhangjiagang STS ? High value-added, strategic product sales continue to rise (eg. automotive steel) 2005 2006 2007 POSCO 30,545 30,053 31,063 Zhangjiagang STS - 230 780 POSCOSS 875 902 936 Consolidated POSCO 2005 2006 2007 POSCO 28,659 28,542 29,581 Zhangjiagang STS 470 461 738 POSCOSS 797 834 861 POCOS 594 673 753 (in million tons) (in thousand tons) Strategic Product Sales ? Crude Steel Production ? ? Finished Product Sales ? (in thousand tons) (in million tons) Consolidated POSCO 2005 2006 2007 31.4 31.2 32.8 31.1 30.9 30.5 30.1 31.1 28.7 28.5 29.6 47.6% 57.1% 66.1% 32.2 2005 2006 2007

2005 2006 2007 2005 2006 2007 26,302 21,695 25,842 20,043 22,207 6,083 5,912 4,389 3,892 4,308 31,592 4,902 3,995 3,207 3,679 Income Summary ? Consolidated sales of 32 trillion (KRW), operating income of 5 trillion ? Solid steel sector earnings as strategic product sales increase & cost savings continue ? Sales & earnings increase as major subsidiaries continue to grow (energy, IT, etc.) 2005 2006 2007 Steel 6,062 4,243 4,645 E&C 251 298 300 Energy - 71 58 IT, etc 29 25 16 (in billion KRW) Net Income (POSCO) 2005 2006 2007 Steel 30,071 28,752 34,709 E&C 4,044 3,840 3,904 Energy - 413 567 IT, etc 480 520 523 * Sales by sectors: includes inter-company transactions ? Sales ? ? Operating Income ? (in billion KRW) (KRW bn) (KRW bn) Consolidated POSCO Consolidated POSCO ? 2007 Cost Savings : KRW 828.7 bn * OP by sectors: includes inter-company transactions

? Earnings down due to BF revamping & STS downturn (in billion KRW) ? Sales ? ? Operating Income ? (in billion KRW) 1Q 2Q 3Q 4Q Crude Steel Carbon STS 7,051 501 7,343 473 7,545 339 7,418 393 Sales Carbon STS 6,804 491 7,113 436 7,084 303 6,971 379 (in thousand tons) ? Major issues for carbon steel (4Q) · Gwangyang No.3BF revamping (Oct.6~Nov.29) Prod'n down by 500kt - Increased fixed cost, revamping related costs,etc * Capacity increase 3,200 ^ 3,850 Kt · ESOP: employee 104K, company 104K shares each ? STS : downturn in 2H as nickel price fluctuates · LME Nickel Price: 41.4(1Q)^48.1(2Q)^30.2(3Q)^29.2(4Q) (in thousand USD/ton) ? Production/Sales Volume ? POSCO Income Summary (Quarterly) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 5,701 5,815 5,257 5,434 1,113 1,247 1,073 875

2005 2006 2007 2005 2006 2007 YoY(%) Revenue Revenue 21,695 20,043 22,207 10.8 Gross income (Gross margin) Gross income (Gross margin) 6,992 (32.2%) 5,010 (25.0%) 5,601 (25.2%) 11.8% - S G & A S G & A 1,080 1,118 1,292 15.6% Operating income (OP margin) Operating income (OP margin) 5,912 (27.2%) 3,892 (19.4%) 4,308 (19.4%) 10.7% - Non-op income (expense) Non-op income (expense) (558) 226 484 114% - interest income - dividend income - equity method gains - FX related gain, etc (25) 73 47 (653) 3 61 311 (149) 23 59 573 (171) 667% ^3.3% 84.2% ^14.8% Net income (Profit margin) Net income (Profit margin) 3,995 (18.4%) 3,207 (16.0%) 3,679 (16.6%) 14.7% - (in billion KRW) * 2007 Equity method gains : Domestic KRW 455.7 bn (POSCO E&C 299.5, POSCO SS 58.1, etc.) Overseas KRW 116.8 bn (Zhangjiagang STS 34.0, Qingdao STS 10.9, etc.) Summarized Income Statement (POSCO)

Financial Structure ? As profit & investment increase, consolidated assets reach 36 trillion ? Investment increased for competitiveness in steel & new growth engine (energy, IT) (in billion KRW) (in billion KRW) Asset Asset Asset Liability Liability Liability Equity Equity Equity 2005 2006 2007 2005 2006 2007 2005 2006 2007 Steel 28,950 32,210 37,398 7,068 7,659 9,416 21,882 24,551 27,982 E&C 2,402 2,444 3,419 1,411 1,231 1,857 991 1,213 1,562 Energy - 842 1,005 - 352 483 - 490 522 IT, etc. 706 752 798 307 314 334 399 438 464 * Includes inter-company transactions ? Asset ? ? Liability ? ? Equity ? Consolidated POSCO 27,507 24,207 31,149 26,363 30,493 36,297 7,634 4,696 8,747 4,571 5,990 11,133 19,873 19,511 22,402 21,792 24,503 25,164 2005 2006 2007 2005 2006 2007 2005 2006 2007

(in billion KRW) 2005 2006 2007 2005 2006 2007 YoY(%) Current assets Current assets 8,399 7,871 8,768 11.4% Cash equivalent assets* Notes receivable Inventory 3,351 2,110 2,719 3,213 1,806 2,735 3,566 1,896 3,221 11.0% 5.0% 17.8% Long-term assets Long-term assets 15,808 18,492 21,725 17.5% Investment securities Fixed assets 4,631 10,899 5,658 12,466 8,165 13,202 44.3% 5.9% Total assets Total assets 24,207 26,363 30,493 15.7% Liabilities Liabilities 4,697 4,571 5,990 31.0% Current liabilities Long-term liabilities 3,777 920 1,747 2,824 2,812 3,178 61.0% 12.5% (Interest bearing debt) (1,414) (2,146) (2,754) 28.3% Equity Equity 19,510 21,792 24,503 12.4% Total liability & Equity Total liability & Equity 24,207 26,363 30,493 15.7% Summarized Balanced Sheets (POSCO) * Cash equivalent assets: Cash & cash equivalent, short-term financial instruments, trading securities

(in billion KRW) ? Operating Income ? ? EBITDA ? ? Return on Equity ? ? Liabilities-to-Equity Ratio ? Financial Ratios (in billion KRW) 6,500 7,394 5,450 6,029 25.5 27.2 (%) (%) 19.4 32.8 34.1 27.2 32.6 24.0 21.1 26.3 22.5 15.5 24.4 27.2% 19.4% 15.9 5,054 5,912 3,892 4,308 2004 2005 2006 2007 2004 2005 2006 2007 2004 2005 2006 2007 2004 2005 2006 2007

Valuations

GLOBAL POSCO WAY

❑ Shares of POSCO & subsidiaries outperform KOSPI

• 2007 Share Price Trend •

(in thousand KRW)

	'06.12	'07.12	Diff.
KOSPI	*1,434*	*1,897*	*+32%*
POSCO	*309.0*	*575.0*	*+86%*
POSREC	*15.8*	*41.6*	*+164%*
Samjung P&A	*14.7*	*31.1*	*+112%*
POCOS	*17.0*	*24.4*	*+44%*
POSDATA	*7.0*	*11.2*	*+59%*


POSREC
Samjung P&A
POSCO
POSDATA
POCOS
KOSPI
'06.12/E
'07.3/E
'07.6/E
'07.9/E
'07.12/E

• EPS •

* POSCO


50,438
40,748
48,444 (KRW)
2005
2006
2007

• PER •


4.0
7.6
11.9 (X)
2005
2006
2007

• Market Cap. •


17.6
26.9
50.1
(tn KRW)
2005
2006
2007

* EPS, PER: excluding treasury shares

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2007 Operating Results Activities & Accomplishments 2 1 2008 Business Plan 3

2007 Key Activities

GLOBAL POSCO WAY

❑ World's 1st commercialization of innovative FINEX technology

- Model plant ('96) → Demo plant ('03) → Commercialized FINEX plant (May.'07)
- Verified 1.5mn tons/yr productivity & secured cost competitiveness

	'07 2/4	3/4	Oct	Nov	Dec	'07 Target
Coal Ratio (kg/ton)	833	827	791	817	774	780
Production(tons/day)	3,527	4,064	4,149	4,154	4,280	4,300

☞ **Characteristics of FINEX technology**

- By eliminating sintering & coking plant, reduce investment capital and env't friendly
- Reduce operating cost by using cheaper raw material
- Accelerate global growth by applying FINEX technology in overseas projects

❑ Progress of the India project

○ Env't assessment approved, forest diversion/mining license in progress

- Plant site: plant and port environmental approval complete(Apr ~ Jun)
- Infrastructure: construction for plant entrance road began(Aug)
- Mine: prior-applicants hearings completed(Nov) & candidate selection in process

2007 Key Activities ? Investments for global growth continue ? Secure production bases in Asia where growth potentials are high - Vietnam CR Mill groundbreaking(Aug) : 1.2mn tons/yr (FH 0.5, CR 0.7) ? Set up a base for network linking S.E.A market with India & China - Benxi CR Mill in China completion(Jul) : CR 1.8mn tons/yr (shares : 25%) ? Expand premium products (eg. auto-steel) & meet growing CR demand in China - M&A of MEGS, Malaysia(Dec) : EG 120thous tons/yr ? Penetrate into S.E.A market & secure stable sales channel for Vietnam CR Mill ? Establish supply base in premium NAFTA market to expand market share - Mexico CGL groundbreaking(Sep) : automotive steel, 400thous tons/yr ? Expand sales in Mexico, Southeast US & set up total service system - United Spiral Pipe founded(Mar): premium API pipes, 270thous tons/yr (shares : 35%) ? JV with pipe-maker, establish operation base in US, the largest API market ? Expand processing centers to strengthen global marketing ability - Additional 14 SCM in India, Poland, etc. (total 28, processing capacity 3.16mn tons/yr) ? Expand sales with enhanced service & maximize synergy between production & sales

Facility upgrade for capacity and premium product expansion Crude Steel HR CR Plate ? Production by Facilities ? ? Gwangyang No. 3 BF revamping(Nov) : capacity increase by 650thous tons/yr ? Dephosphorizer in Pohang(Mar) & Gwangyang(Dec) : quality improvement & mass production of premium steel ? Gwangyang No. 3 HR rationalization(Dec) : capacity 4.3 ^ 4.9mn tons/yr Pohang No. 2 CR expansion(Mar) : capacity increase for strategic product and CR by 600 thou tons/yr ? Gwangyang 4 PCM, 2 CGL rationalization(Nov) : capacity 2.7 ^ 2.8mn tons/yr ? Pohang No. 3 Plate Furnace : establish production base for premium product 2007 Key Activities 30.1 31.1 2006 2007 21.8 22.3 2006 2007 9.9 10.6 2006 2007 4.0 4.3 2006 2007 (in million ton) Crude Steel H R C R Plate

2007 Key Activities

GLOBAL POSCO WAY

❑ Active investment in raw material & new growth engine

- **Equity in Cockatoo coal mine, Australia(Nov)** : 1Mt/yr long-term contract ('10~)
  - ☞ Secure raw material and improve self-sufficiency
- **Secured nickel mine & began building Fe-Ni plant (May)** : Ni 30Kt/yr
  - ☞ Nickel mine in New Caledonia, Fe-Ni plant in Gwangyang (complete Aug.'08)
- **20% Equity invest in Molybdenum mine, US(Dec)** : 3Kt/yr long-term contract ('10~)
  - ☞ Stable supply of essential raw material for premium products such as API
- **Initiate operation of Magnesium plant(Jul)** : capacity 3Kt/yr
  - ☞ Demand for easy to process, env't friendly light auto-steel expected to grow

❑ Strengthen strategic alliances to lock-in key customers

- **Cross shareholding with Hyundai Heavy & Dongkuk Steel(Apr)**
  - ☞ Joint R&D for premium product & secure long-term customer
- **JV with NSC for recycling by-product(Oct)** : Pohang/Gwangyang 0.2Mt/yr each
  - ☞ Increased production & cost reduction by recycling byproducts as raw material

❑ New Vision "Creating Another Success Story" & accelerate innovation

- Enforce 5 core values (Customer,Challenge,Execution,People,Integrity) & Global POSCO Way
- PSSM (POSCO style six-sigma + QSS + BPM) & Work Diet

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Vietnam CRM Groundbreaking Mexico CGL Groundbreaking API pipe plant founded, U.S Benxi CRM, China Complete Equity in Cockatoo coal mine, Australia Equity investment molybdenum mine Ferronickel Plant, Gwangyang M&A MEGS, Malaysia Integrated mill in process 1 < Overseas Processing Centers Completed : 14 bases > 3 2 4 5 9 6 7 8 10 11 12 13 14 Poland ? Global Projects ? China Japan Mexico S.E.A India E.U 7 2 2 1 1 1 N.A China E.U India S.E.A 2007 Key Activities Integrated Mill Raw Mat'l Downstream Processing Center

Category Invest Major Activities Strategic product 904 Pohang dephosphorizer, Gwangyang No. 3 HR rationalization Capacity increase 483 Commercialized FINEX Maintenance, cost saving, environment 1,029 Gwangyang No. 3 BF Overseas, strategic alliance, raw material 1,333 India, Vietnam, Mexico, Nickel Energy, new business 56 Magnesium, LNG terminal (in billion KRW) ? 2007 Total Investment : KRW 3.8tn ? 2007 Key Activities 15

Shareholder Value / Credit Ratings ? 3% of share buyback ^ Treasury stock: 11,647K shares (13.4%) (as of '07/E) ? '07 Dividend (tentative) ? KRW 10,000 (includes interim dividend:2,500won) ? Dividend Yield : 1.7% ('07/e share price) ? Payout Ratio : 20.5% 2002 2003 2004 2005 2006 2007 Dividend (Interim) 3,500 (500) 6,000 (1,000) 8,000 (1,500) 8,000 (2,000) 8,000 (2,000) 10,000 (2,500) ? Dividend Payment ? (KRW) 2007 Shareholder's Return Ratio : 47.1% ^ SRR (Shareholder's Return Ratio) : (Dividend + Share buyback)/Net Income ? Share Buyback History ? 1,816 (2%) 1,779 (2%) 2,651 (3%) 3,408 (4%) 2,616 (3%) 253 305 403 896 979 (in billion KRW, thousand shares) ? Credit ratings upgraded ? S&P : A- (Positive) ^ A (Stable) ? same as sovereign rating ? Moody's : A2 (Positive) ^ A1 (Stable) ? above sovereign rating (A2) 2003 2004 2005 2006 2007

GLOBAL POSCO WAY

Key Subsidiaries' Activities

❑ Steel

○ **Intensive promotion of high value-added specialty products** (POSCO SS)

- Install new forging line(Dec.'05 ~ Jan.'08) : for tools, industrial use 62 thous tons/yr

○ **Develop and promote "Only One Products" for market differentiation** (POCOS)

- 15 new developments including Aluminum anti-fingerprint coated steel (6 cases in '06)

☞ Strategic product sales ratio : 60%('06) → 71%('07)

❑ Engineering & Construction (POSCO E&C)

○ **Continue to expand overseas projects : portion 18.7%('06) → 28.6%('07)**

- Blast Furnace construction for SAIL, India(Oct) : order amount U$190 million
- Power plant construction for Ventanas & Angamos, Chile(Oct) : U$410 & 870 million each

○ **Develop "Songdo International Business Community"**

- Total order amount expected : KRW 5.5 tn (1 tn in '07), Development period : '03 ~ '14
- Groundbreaking for North Ease Asia Trade Center & Central Park Ⅰ

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Key Subsidiaries' Activities ? IT (POSDATA) ? Developed core WiBro(WiMAX) technology & began global business ? World's first Internet Protocol v6 development with KT(Jan) ? MOU with KT to build Pohang WiBro Town(Dec) ? Established WiBro Total Solution system - Found WiBro-ready equipment company (POSBRO) & supply USB equip. to KT(Dec) ? IT service business diversification ? u-City : MOU to build sys' for Pohang, Chungju, & Universal Theme Park in Hwasung(Dec) ? Business expansion : Electronic toll system(ETC) in Korea & e-gov project for Batam city in Indonesia(Dec) ? Energy (POSCO Power) ? Accelerate fuel cell business ? MOU to cooperate with KEPCO(Aug), groundbreaking for fuel cell plant in Pohang(Oct) ? Construct 100MW/yr production facility by '10 ? Power plant expansion ? Secured land(Jun), confirmed to proceed under "Facilitation of Power Supply Law"(Aug) ? Construct 2,000MW/yr power plant by '15

2007 Operating Results Activities & Accomplishments 2 1 2008 Business Plan 3

2008 Steel Market Outlook

GLOBAL POSCO WAY

❑ Strong market expected mainly in BRICs & emerging market

Korea

○ **Demand industry grows steadily but at slower rate**

- Auto : slight decrease in domestic & export growth (6.4 → 3.9%)
- Ship : stronger growth with 4yrs of order back-log(4.9 → 11.2%)

※ Domestic steel consumption forecast

49.6('06)→54('07,+8.9%)→55Mt('08, +1.9%) (POSRI, '07.10)

○ **Steel imports to decrease, but will remain relatively high**

- Mostly in shortage product (HR & plates, etc.)

※ Import : 25.6('07) → 24.1Mt('08) (incl. HR/semi-finished)

U.S

○ **Market recover as import & inventory stay low**

E.U

○ **Steady as demand recovers & import from China decreases**

Asia

○ **Continue high growth, led by India · S.E.A**

- India : high growth continues in demand industry (construction, autos, etc.)
- S.E.A : net import situation maintained with boost in Vietnam economy

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2008 Steel Market Outlook ? Consumption & production up due to continued growth in demand industry - Auto production : 8.15('07)^9.5 million('08), Ship orders: 8.4('07)^9 million GT('08) ? Net export at '07 level due to export control measures - 53Mt of net export expected in '08 ? Restructuring of steel industry to continue - M&A : 3cases('06) ^ 11cases('07) - Planned shutdown of inefficient plants : 55Mt by '10 (CISA, IISI, '07.10) ? Supply/Demand Forecast in China ? (in million tons) 530 Difference 423 480 384 428 477 356 353 Production Consumption 3 39 52 53 '05 '06 '07(E) '08(F) China ? Global Steel Demand Outlook ? (in million tons) (IISI, POSRI '07.12) '05 '06 '07(E) '08(F) 1,031 1,130 1,297 (+83) 5.5% 9.2% 7.4% 6.8% 1,214 (+84)

STS Market Outlook Market to recover in 1H due to inventory adjustment S T S '06 '07 '08(e) ?? ? 3.73 3.5 3.88 ?? 9.24 8.17 8.92 ??? 9.69 9.26 9.6 ?? 5.29 7.5 8.9 ? STS Production Forecast ? (in million tons) 28.0 28.4 31.3 China Asia E.U U.S & other (Eramet, '07.12) '06 '07 '08(e) ?? 1.38 1.38 1.485 ?? 1.355 1.439 1.527 Nickel ? Nickel Supply/Demand Outlook ? 1.38 1.38 1.49 1.36 1.44 1.53 Demand Supply (in million tons) (Eramet, '07.12) ? '07 : High fluctuation of price (US$25~54K) - Fall began in June due to financial turmoil sparked by subprime mortgage issue ? '08 : Fluctuation to moderate (US$20~30K) - Possible pick up after Feb. as STS mkt. recovers - But, stabilizes as new projects (eg. POSCO SNNC) start operation in 2H ? Massive prod'n cut in '07 as Ni. price collapse - China, Japan, Korea STS mill : 30% cut - E.U : CR price down by 30%, A/D filing ? Market recovery expected in 2Q of '08 - Production control by major mills - Normalization of orders due to inventory adjustment

2008 Consolidated Business Plan

GLOBAL POSCO WAY

Steel

❑ Expand investment for global growth

- ○ **India: acquire mining license & begin foundation work for plant**
  - Central gov't approval for prospective mining right in Kandahr state
  - Completes acquisition of gov't-owned-land & groundbreaking for port · mill
- ○ **Vietnam: Complete feasibility study for integrated mill**
- ○ **Vietnam: Continue construction of CR Mill & begin port construction**
- ○ **Mexico: Complete CGL facility installation**
- ○ **Expand steel investment & raw material development projects**

❑ Expand invest. to increase crude steel capacity & product in shortage

- ○ **Pohang New Steelmaking Line** (Aug.'08~Jun.'10): increase production by 2Mt/yr
- ○ **Gwangyang New Plate Plant** (Aug.'08~Jul.'10): steelmaking, casting, plate 2Mt/yr

25

2008 Consolidated Business Plan

GLOBAL POSCO WAY

❑ Establish foundation to be market leader in strategic product

○ Continue investment to expand production and sales of strategic product

- Renovate & rationalize electrical steel plants
  - NO: add'n pickling & annealing line, capacity for premium steel up by 320Kt/yr (Apr.'08~Oct.'09)
  - GO: capacity increase by 80Kt/yr, thin strip production up by 40% (Aug.'07~Aug`.'09)
- Gwangyang No.2 CR expansion(Oct.'07~Apr.'09) & STS continuous CR add'n(Apr.'07~ May.'09)
- Expand strategic product sales: 17.5 ('07) → 18.4Mt ('08)

○ Expand global sales network

- Additional 7 SCM : 28 ('07) → 35 ('08)

❑ Continue cost reduction to strengthen corporate competitiveness

- '08 cash cost reduction target : KRW 750.6bn

※ Past cost redution achievements(KRW): '06 1,130 bn, '07 828.7 bn

❑ Strengthen competitiveness for subsidiaries

- New Steelmaking Mill(Apr.'08~Jan.'10) & Rolling Mill rational'n(Apr.'08~Oct.'10) (POSCO SS)
- Continue to expand high value-added product(POCOS) : ratio 70.7%('07) → 73.4%('08)
- Diversify raw material product & expand export (Samjung P&A) : sales growth 24%

26

2008 Consolidated Business Plan

GLOBAL POSCO WAY

E & C

- ○ **Continue to expand overseas & plants projects**
  - Overseas: plants oriented (steel, generation, etc.)
  - Domestic: large scale project (Songdo, Chungla, etc.)
- ○ **Seek new growth momentum through IPO**

Energy

- ○ **Expand LNG power plant & secure stable fuel supply**
  - 1st stage 1,000MW(Jan.'07~Jun.'11), 2nd 1,000MW(Jul.'11~Jun.'15)
- ○ **Completion of fuel cell plant & secure sales base**
  - 1st stage 50MW (Oct.'07~Aug.'08), 2nd 50MW (Jan.'10~Dec.'10)

I T

- ○ **Visible business results from WiBro technology**
  - Secure global market through early presence and development of competitive product in Asia
- ○ **Expand high value-added convergence IT business**
  - Promote IPTV service in US & entry for wireless payment device in global mkt

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2008 Investments ? Consolidated : KRW 8.0tn ? Invest Invest % Steel 4.9 61% E&C 0.2 3% Energy & New Business 2.9 36% Total 8.0 100% (KRW trillion) * Internal facility investment (2.9 tn) - Capacity expansion 1.2, Strategic product 0.5 Maintenance & Cost savings 1.1, etc ???? ???? ??? ???? 28815 12247 25668 Internal Facilities * 2.9 (43%) ? POSCO : KRW 6.7tn ? Overseas Steel Raw Mat'l 1.2 (18%) Energy/New Biz 2.6 (39%)

The data above represents the Company's internal objectives, thus should not be used as a basis for investment decisions 2008 Business Plan 2007 2007 2008 2008 Consolidated POSCO Consolidated POSCO Crude Steel Prod. 32.8 31.1 34.7 32.9 Sales Volume 32.2 29.6 34.1 31.2 Revenue 31.6 22.2 34.3 23.9 Operating Income 4.9 4.3 5.6 4.8 (in million tons, trillion won) 35Mt production through full operation of FINEX & No.3BF ? Crude steel production (Mt) : POSCO 33, Specialty Steel 1, Zhangjiagang STS 1 34 tn(KRW) in Revenue through mutual growth with subsidiaries